



SECURI **11020180** SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49867

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING____01/01/10____ AND ENDING____12/31/10____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aspen Trading, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

1 Bridlewood Road
(No. and Street)

Northbrook   IL   60062
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steve Friend   (847) 509-1557
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Steger, John R.
(Name – *if individual, state last, first, middle name*)

401 S. LaSalle St., Suite 606 Chicago   IL   60605
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ___Mark Kellner_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Aspen Trading, LLC_____, as of ___December 31_____, 20_10___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

_____
Member
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN R. STEGER
CERTIFIED PUBLIC ACCOUNTANT
401 South LaSalle Street, Suite 606
Chicago, IL 60605
(312) 786.5974
jrstegercpa@sbcglobal.net

INDEPENDENT AUDITORS' REPORT ON FINANCIAL STATEMENTS

The Members
Aspen Trading, L.L.C.
Northbrook, Illinois

We have audited the accompanying statement of financial condition of Aspen Trading, L.L.C.(the Company) as of December 31, 2010 and the related statements of income and changes in Members' capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen Trading, L.L.C. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

John R. Steger, CPA

Chicago, Illinois
February 28, 2011

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ASPEN TRADING, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash	$	57,714
Due from clearing organization		9,624,940
Marketable securities at market value		22,431,807
Fixed assets, net of depreciation ($16,537)		-0-
Organization cost, net of amortization ($7,000)		-0-
IOM membership (at cost)		184,000
Limited partnership interest		10,000
Total assets		$ 32,308,461

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:		
Accrued expenses	$	173,167
Securities sold, not yet purchased, at market value		20,386,456
Total liabilities		20,559,623
Members' capital		11,748,838
Total liabilities & members' capital		$ 32,308,461

See Accompanying Notes to Financial Statements

ASPEN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 1. Organization and Nature of Business

Aspen Trading, L.L.C. (The "Company") was organized under the Limited Liability Company Act of Illinois on January 1, 1997. The business of the Company is to engage in market making activity in the trading of stock, stock options, futures and options thereon, on organized exchanges in the United States. The Company has been registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) since 1987. The Company was also a member of the Chicago Board Options Exchange (CBOE) from 1987 until the CBOE demutualized on June 18, 2010. CBOE continues to be the Company's self regulatory organization. The Company is exempt from certain filing requirements under SEC Rule 17a-5 since it operates pursuant to Rule 15c3-1(a)(6) and the Company does not trade on behalf of customers, effects transactions only with other broker dealers, and clears and carries its trading accounts with a registered clearing member of the Exchanges.

NOTE 2. Significant Accounting Policies

Basis of Presentation

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect reported amount of assets and liability and disclosures or contingent assets and liabilities at the date of the financials statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the amount and risk of the Company are recorded on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial position.

Securities are recorded at fair value in accordance with FASB ASX 820, *Fair Value Measurements and Disclosures*.

Revenue Recognition

Proprietary securities transactions together with related revenues and expenses are recorded on a trade date basis. Securities and commodities owned are reflected at market value with the resulting unrealized gains and losses reflected in income.

In the normal course of business, the Company enters into transactions in exchange-traded financial futures contracts, including options thereon and options on securities which are used primarily to hedge certain proprietary securities and commodities positions and commitments. The contracts are valued at market with the resulting unrealized gains and losses reflected currently in income.

Depreciation

Office equipment/furniture and fixtures is stated at cost, and is depreciated over a five year life using an straight line method. Depreciation expense for the year ending was $1,191.

Income Taxes

A Limited Liability Company ("LLC") does not pay federal income taxes. Each member is responsible for reporting income (loss) based upon his or her share of the profits of the Company.

Exchange Memberships

The Company's exchange membership, which represent an ownership interest in the exchange and provides the Company with the right to conduct business on the exchanges, is recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There was no exchange membership impairments in 2010. At December 31, 2010, the fair value of the exchange membership was $141,000.

ASPEN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 3. Fair Value

Fair Value Measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2010.

Financial Statement Presentation and Classification

Fair Value Measurements on a Recurring Basis

As of December 31, 2010

	Level 1	Level 2	Level 3	Netting and Collateral	Total
ASSETS					
Cash and securities segregated under federal and other regulations	$57,714				$57,714
Securities owned:					
Equities	$20,395,015				$20,395,015
Derivatives	2,036,792				2,036,792
TOTALS	$22,489,521				$22,489,521
LIABILITIES					
Securities sold, not yet purchased:					
Equities	$18,764,108				$18,764,108
Derivatives	1,622,348				1,622,348
TOTALS	$20,386,456				$20,386,456

NOTE 4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from broker-dealers and clearing organizations at December 31, 2010, consist of the following:

	Receivable
Receivable from clearing organizations	$9,624,940
	$9,624,940

ASPEN TRADING, L.L.C.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2010

NOTE 5. Financial Instruments

Derivatives financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at fair value. Fair value for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally forwards, options, and swaps, are based on internal pricing models as no quoted market prices exist for such instruments. Factors taken into consideration in estimating fair value of OTC derivatives include credit spreads, market liquidity, concentrations, and funding and administrative costs incurred over the life of the instruments.

Derivatives used for economic hedging purposes include swaps, forwards, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as principal transactions. The Company does not apply hedge accounting as defined in FASB ASC 815, *Derivatives and Hedging*, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings. Therefore, certain of the disclosures required under FASB ASC 815 are generally not applicable with respect to these financial instruments.

Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations, as applicable.

Premiums and unrealized gains and losses for written and purchased options contracts, are recognized gross in the statement of financial condition.

Financial Instruments With Off-Balance-Sheet Risk

The Company enters into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed TBAs, securities purchased and sold on a when-issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of

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market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for

forward contracts, TBAs, options, swaps, and when-issued securities is limited to the unrealized fair valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2010, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2010.

		Notional or Contract Amount
Financial/Interest Rate:		
	Futures contracts (Long)	$1,028,049
	Futures contracts (Short)	15,764,712
	Options held	14,357,769
	Options written	18,100,981
Equity:		
	Options held	85,948,847
	Options written	170,063,419
Total		$305,263,777

The majority of the Company's transactions with off-balance-sheet risk are short-term in duration with a weighted average maturity of approximately less than one year.

Concentrations of Credit Risk

The Company and its subsidiaries are engaged in various trading activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6. LIMITED PARTNERSHIP INTEREST

The investment represents Class C limited partnership interest in the Company's clearing organization. As such, the interest is not readily marketable, and is carried at cost.

NOTE 7. COMMITMENTS and CONTINGENT LIABILITIES

Operating Lease

The Company leases operating facilities under an operating lease. The lease is on a month to month basis at currently negotiated rates. Rental expense during the year ended December 31, 2010 was approximately $4,200.

Seat Leases

Seats are leased by the Company on a month-to-month basis at currently negotiated rates.

NOTE 8. GUARANTEES

Derivative Contracts

Certain derivative contracts that the Company has entered into meet the accounting definition of a guarantee under FASB ASC 460. Derivatives that meet the FASB ASC 460 definition of guarantees include certain written options and credit default swaps. Because the Company does not track the counterparties' purpose for entering into a derivative contract, it has disclosed derivative contracts that are likely to be used to protect against a change in an underlying financial instrument, regardless of their actual use.

The maximum potential payout for certain derivative contracts, such as written interest rate caps and written foreign currency options, cannot be estimated as increases in interest or foreign exchange rates in the future could possibly be unlimited. Therefore, in order to provide information regarding the maximum potential amount of future payments that the Company could be required to make under certain derivative contracts, the notional amount of the contracts has been disclosed.

The Company records all derivative contracts at fair value. For this reason the Company does not monitor its risk exposure to derivative contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company also manages its exposure to these derivative contracts through a variety of risk mitigation strategies, including, but not limited to, entering into

offsetting economic hedge positions. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure.

Exchange Member Guarantees

The Company holds an IOM membership on the Chicago Mercantile Exchange that trades and clears securities or futures contracts or both. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the consolidated financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

NOTE 9. ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

The Company is treated as a partnership for U.S. federal income tax purposes and, accordingly, no provision for income taxes has been made in the accompanying financial statements. Income taxes, if any, are the responsibility of each individual partner.

In July 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

Uncertain tax positions are evaluated in accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* (SFAS 5). SFAS 5 requires the Fund to record a liability for an estimated contingent loss if the information available indicates that it is probable that there is a tax liability incurred at the date of the financial statements, and the amount of the tax liability can be reasonably estimated. No income tax

liability for uncertain tax positions has been recognized in the accompanying financial statements, as they believe that all tax positions for any years for which the statute of limitations remains open, (2007, 2008, and 2009), will be sustained upon examination. Further, management does not believe that any additional liabilities exist for payroll, sales & use, excise, or any other federal, state or local tax.

NOTE 10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that a ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1). Under this rule, the Company is required to maintain "minimum net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. At December 31, 2010 the Company had net capital of $1,269,947 which was $1,169,947 in excess of its required capital.

NOTE 11. SUBSEQUENT EVENTS

FASB Statement No. 165, *Subsequent Events*, as codified in FASB ASC 855, provides guidance on subsequent events, including the time period through which subsequent events should be evaluated and the required disclosures. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued.

Management has evaluated subsequent events through February 28, 2011, the date the financial statements were issued.

ASPEN TRADING, L.L.C.

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORTS

YEAR ENDED DECEMBER 31, 2010

ASPEN TRADING, L.L.C.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION AND
INDEPENDENT AUDITORS' REPORTS

DECEMBER 31, 2010

CONTENTS